                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                           Northland Cranberries, Inc.
       --------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
       --------------------------------------------------------------------
                         (Title of Class of Securities)

                                    666499207
       --------------------------------------------------------------------
                                 (CUSIP Number)

       Marc J. Leder                               Douglas C. Gessner, Esq.
       Rodger R. Krouse                            James S. Rowe, Esq.
       Sun Capital Partners, LLC                   Kirkland & Ellis
       5200 Town Center Circle, Suite 470          200 East Randolph Drive
       Boca Raton, Florida 33486                   Chicago, Illinois
       (561) 394-0550                              (312) 861-2000
       --------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                November 6, 2001
       --------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                   Page 1 of 18 Pages

CUSIP No. 666499207              13D                     Page 2 of 18 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sun Northland, LLC
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                         / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           86,463,807 (See Item 5)
                                       ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          0
                                       ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         78,844,820 (See Item 5)
                                       ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,463,807 (See Item 5)
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.4%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS

CUSIP No. 666499207              13D                     Page 3 of 18 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sun Capital Partners II, LP
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                         / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           0
                                       ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          86,463,807 (See Item 5)
                                       ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                       ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            78,844,820 (See Item 5)
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,463,807 (See Item 5)
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.4%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS

CUSIP No. 666499207              13D                     Page 4 of 18 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sun Capital Advisors II, LP
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                         / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           0
                                       ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          86,463,807 (See Item 5)
                                       ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                       ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            78,844,820 (See Item 5)
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,463,807 (See Item 5)
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.4%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS

CUSIP No. 666499207              13D                     Page 5 of 18 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sun Capital Partners, LLC
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                         / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           0
                                       ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          86,463,807 (See Item 5)
                                       ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                       ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            78,844,820 (See Item 5)
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,463,807 (See Item 5)
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.4%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS

CUSIP No. 666499207              13D                     Page 6 of 18 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marc J. Leder
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                         / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           0
                                       ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          86,463,807 (See Item 5)
                                       ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                       ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            78,844,820 (See Item 5)
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,463,807 (See Item 5)
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.4%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS

CUSIP No. 666499207              13D                     Page 7 of 18 Pages

-------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rodger R. Krouse
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                         / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           0
                                       ----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          86,463,807 (See Item 5)
                                       ----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                       ----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            78,844,820 (See Item 5)
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,463,807 (See Item 5)
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.4%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS

         ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity security to which this statement relates is the Class A Common Stock, par value $.01 per share (the "COMMON STOCK"), of Northland Cranberries, Inc., a Wisconsin corporation (the "ISSUER"). The name and address of the principal executive offices of the Issuer are:

                  Northland Cranberries, Inc.
                  800 First Avenue South
                  Wisconsin Rapids, Wisconsin 54495-8020

         ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "COMMISSION") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"): Sun Northland, LLC, a Delaware limited liability company ("SUN NORTHLAND"), Sun Capital Partners
II, LP, a Delaware limited partnership ("SUN PARTNERS LP"), Sun Capital Advisors II, LP, a Delaware limited partnership ("SUN ADVISORS"), Sun Capital Partners, LLC, a Delaware limited liability company ("SUN PARTNERS LLC"),
Marc J. Leder ("LEDER") and Rodger R. Krouse ("KROUSE"). Leder and Krouse may each be deemed to control Sun Northland, Sun Partners LP, Sun Advisors and
Sun Partners LLC, as Leder and Krouse each own 50% of the membership interests in Sun Partners LLC, which in turn is the general and managing partner of Sun Advisors, which in turn is the general and managing partner of Sun Partners LP, which in turn owns a majority of the membership interests of Sun Northland. Sun Northland, Sun Partners LP, Sun Advisors, Sun Partners
LLC, Leder and Krouse are collectively referred to as the "Reporting Persons."

         The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

         Sun Northland, Sun Partners LP, Sun Advisors and Sun Partners LLC are each principally engaged in making investments. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

         During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                 Page 8 of 18 Pages

         Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 6, 2001, Sun Northland and the Issuer entered into a Stock Purchase Agreement (the "PURCHASE AGREEMENT"), pursuant to which Sun Northland purchased (i) 37,122,695 shares of Common Stock, (ii) 1,668,885 shares of the Issuer's Series A Preferred Stock, par value $.01 per share (the "SERIES A PREFERRED"), and (iii) 100 shares of the Issuer's Series B Preferred Stock, par value $.01 per share (the "SERIES B PREFERRED"). Each share of Series A Preferred will be automatically converted into 25 shares of Common Stock upon the effectiveness of an amendment to the Issuer's articles of incorporation increasing the number of authorized shares of Common Stock. Sun Northland currently intends to cause the Issuer to promptly submit the amendment to the Issuer's stockholders for approval, and Sun Northland expects the amendment to become effective promptly thereafter. The shares of Common Stock issued to Sun Northland, including the shares to be received by Sun Northland upon conversion of the Series A Preferred, constitute approximately 86.1% of the Issuer's outstanding Common Stock, assuming conversion of the Series A Preferred.

         The aggregate purchase price for the Common Stock, Series A Preferred and Series B Preferred purchased by Sun Northland pursuant to the Purchase Agreement was (i) $7,000,000 in cash and (ii) the assignment of Sun Northland's rights to certain Assignment, Assumption and Release Agreements, which resulted in the cancellation of approximately $86.8 million of the Issuer's outstanding indebtedness.

         All of the shares of Common Stock beneficially owned by the Reporting Persons, together with the other securities of the Issuer described above, were paid for using funds from the partners of one of the Reporting Persons.

         In connection with the transaction pursuant to which the Reporting Persons acquired securities of the Issuer, certain shareholders and warrant holders of the Issuer granted the Reporting Persons proxies to vote any shares owned by such holders.

         All share numbers reported in this statement give effect to a one-for-four reverse stock split of the Common Stock effected on November 5, 2001.

         The information set forth in Item 4 below is hereby incorporated herein by reference.


                                 Page 9 of 18 Pages

         ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction was to acquire economic and voting control of the Issuer. As a result of the transaction, the Reporting Persons acquired Common Stock and Series A Preferred constituting 86.1% of the Issuer's outstanding Common Stock, assuming conversion of the Series A Preferred into Common Stock. A copy of the Purchase Agreement is attached as EXHIBIT B and incorporated herein by reference.

         In connection with the transaction and in accordance with the terms of the Purchase Agreement, five representatives of the Reporting Persons, including Leder and Krouse, were appointed to the Issuer's board of directors, which currently consists of six members. The other member of the Issuer's board is the Issuer's chairman and chief executive officer.

         The Reporting Persons intend to have open communications with the Issuer's management in order to monitor management's efforts to increase shareholder value. In connection with that effort, an affiliate of one of the Reporting Persons has entered into a Management Services Agreement whereby such person will provide various administrative and management services to the Issuer in exchange for a quarterly payment of the greater of $100,000 or 6% of the Issuer's EBITDA (as defined in the Management Services Agreement) for the second immediately preceding quarter, with an annual maximum of $1,000,000 unless approved by a majority of the members of the Issuer's board of directors who are not affiliates of the Reporting Persons.

         As a result of the transaction, the Common Stock will no longer be quoted on the Nasdaq National Market. As of the date of this Statement, the Common Stock trades on the over-the-counter bulletin board under the symbol "NRCNA."

         Depending on various factors including, without limitation, the Issuer's business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional shares of Common Stock in the open market or otherwise, (ii) making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock, through a negotiated transaction or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or
(iv) presenting proposals for consideration at annual or special meetings of the Issuer's stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.


                                Page 10 of 18 Pages

         Pursuant to the terms of a Stockholders' Agreement dated as of November 6, 2001 (the "STOCKHOLDERS AGREEMENT") by and among the Issuer, Sun Northland and certain minority stockholders of the Issuer identified therein (the "MINORITY STOCKHOLDERS"), each Minority Stockholder has agreed to vote its shares of Common Stock in the manner specified by Sun Northland with respect to all matters submitted to a vote of stockholders. The Minority Stockholders have also agreed not to transfer any shares of Common Stock (other than certain exempt transfers to affiliates or family members, to Sun Northland or the other Minority Stockholders, or in registered offerings) without first providing a right of first refusal to the Issuer and, if the Issuer does not exercise that right, to Sun Northland. Sun Northland has agreed not to transfer any shares of Common Stock without providing "tag along" rights to the Minority Stockholders, and the Minority Stockholders have granted "drag along" rights to Sun Northland in connection with any sale of a majority of the fully diluted equity of the Issuer. Finally, the Issuer has granted, subject to certain exceptions, preemptive rights to the Minority Stockholders in connection with any proposed issuance of equity securities to Sun Northland in order to permit the Minority Stockholders to maintain their percentage equity ownership in the Issuer. The Stockholders Agreement will terminate at such time as both (i) the Reporting Persons or their affiliates no longer own or control at least 50% of the Common Stock on a fully diluted basis and (ii) the Reporting Persons or their affiliates no longer control the Issuer's board of directors. The preceding summary of terms of the Stockholders Agreement is qualified in its entirety by reference to the detailed provisions of the Stockholders Agreement, a copy of which is attached as EXHIBIT C and incorporated herein by reference.

         Pursuant to the terms of a Registration Agreement dated as of November 6, 2001 (the "REGISTRATION AGREEMENT") by and among the Issuer, Sun Northland and the Minority Stockholders, the holders of a majority of the shares of Common Stock issued to Sun Northland may at any time request, subject to certain limitations, up to four "demand" registrations on Form S-1 and an unlimited number of demand registrations on Form S-2 or S-3. The Issuer has also agreed to provide, subject to certain limitations, customary "piggy back" registration rights to the holders of the shares issued to Sun Northland and the Minority Stockholders. The Issuer has generally agreed to bear all registration expenses in connection with the exercise of these registration rights, other than underwriting discounts and commissions. The preceding summary of terms of the Registration Agreement is qualified in its entirety by reference to the detailed provisions of the Registration Agreement, a copy of which is attached as EXHIBIT D and incorporated herein by reference.

         Prior to the execution of the Purchase Agreement and the consummation of the transactions contemplated therein, the Issuer's then-constituted board of directors (which did not include any of the Reporting Persons or their representatives) resolved by unanimous written consent to amend the Issuer's articles of incorporation such that action required or permitted by the Wisconsin Business Corporation Law to be taken at a shareholders' meeting may be taken without a meeting if a written consent or consents, describing the action so taken, is or are signed by shareholders who would be entitled to vote at a meeting those shares with voting power to cast not less than the minimum


                                Page 11 of 18 Pages
number or, in the case of voting by voting groups, numbers of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Sun Northland currently intends to cause the Issuer to submit promptly the amendment to the Issuer's articles of incorporation to the Issuer's stockholders for approval, and Sun Northland expects the amendment to become effective promptly thereafter.

         Sun Northland has agreed to transfer all 100 shares of the Issuer's Series B Preferred that it acquired pursuant to the terms of the Purchase Agreement to an affiliate of John Swendrowski, the Issuer's chief executive officer, by November 16, 2001, in exchange for $10.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or


                                Page 12 of 18 Pages

         (j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 above is hereby incorporated herein by reference.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 86,463,807 shares of Common Stock, or 86.1% of the shares of Common Stock, consisting of 44,741,682 shares of the outstanding Common Stock and 41,722,125 shares of Common Stock to be received upon conversion of the Series A Preferred. The 86,463,807 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons includes 7,618,987 shares held by the Minority Stockholders that may be voted by the Reporting Persons pursuant to the terms of the Stockholders Agreement. In addition to the 86,463,807 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, each of the Reporting Persons may have the right, pursuant to the Stockholders Agreement, to vote an additional 5,086,106 shares of Common Stock that may be acquired by Foothill Capital Corporation and Ableco Holding LLC upon their exercise of outstanding warrants to purchase Common Stock, all of which are currently exercisable.

         (b) Sun Northland has the sole power to vote or direct the vote of 86,463,807 shares of Common Stock, and the sole power to dispose or direct the disposition of 78,844,820 shares of Common Stock (assuming in each case the conversion of the Series A Preferred into shares of Common Stock). Each Reporting Person other than Sun Northland may be deemed to have shared power to vote or direct the vote of 86,463,807 shares of Common Stock, and shared power to dispose or direct the disposition of 78,844,820 shares of Common Stock (assuming in each case the conversion of the Series A Preferred into shares of Common Stock).

                  The Reporting Persons and the Minority Stockholders may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of the voting and transfer provisions contained in the Stockholders Agreement and the registration provisions contained in the Registration Agreement. The Reporting Persons expressly disclaim that they have agreed to act as a group with the Minority Stockholders. The table below lists the names of each of the Minority Stockholders


                                Page 13 of 18 Pages
                  and the number of shares beneficially owned by each Minority Stockholder in which the Reporting Persons may be deemed to have beneficial ownership because of the Stockholders Agreement and the Registration Agreement.

                  --------------------------------------------------------------
                                                         Number of Shares
                  Name of Minority Stockholder          Beneficially Owned
                  --------------------------------------------------------------
                  St. Francis Bank, F.S.B.                    844,294
                  --------------------------------------------------------------
                  ARK CLO 2000-1 Limited                     2,115,820
                  --------------------------------------------------------------
                  U.S. Bank National Association             4,658,873
                  --------------------------------------------------------------
                  Foothill Capital Corporation                 0 (1)
                  --------------------------------------------------------------
                  Ableco Holding LLC                           0 (1)
                  --------------------------------------------------------------

                  (1) Does not include 2,543,053 shares of Common Stock that may be acquired by each of Foothill Capital Corporation and Ableco Holding LLC (5,086,106 shares in the aggregate) upon their exercise of outstanding warrants to purchase Common Stock, all of which are currently exercisable.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described above in response to Items 3 and 4, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 above, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


                                Page 14 of 18 Pages

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Schedule A        Additional Information Required by Item 2 of
                           Schedule 13D

         Exhibit A         Joint Filing  Agreement, dated November 15, 2001,
                           by and among each of the Reporting Persons

         Exhibit B         Purchase Agreement

         Exhibit C         Stockholders Agreement

         Exhibit D         Registration Agreement


                                Page 15 of 18 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       SUN NORTHLAND, LLC

Date:  November 15, 2001               By: /s/ Marc J. Leder
                                          ------------------------------------
                                           Name:  Marc J. Leder
                                           Title: Co-CEO


                                       SUN CAPITAL PARTNERS II, LP

                                       By:  Sun Capital Advisors II, LP
                                       Its: General Partner

                                       By:  Sun Capital Partners, LLC
                                       Its: General Partner

Date:  November 15, 2001               By: /s/ Marc J. Leder
                                          ------------------------------------
                                           Name:  Marc J. Leder
                                           Title: Co-CEO


                                       SUN CAPITAL ADVISORS II, LP

                                       By:  Sun Capital Partners, LLC
                                       Its: General Partner

Date:  November 15, 2001               By: /s/ Marc J. Leder
                                          ------------------------------------
                                           Name:  Marc J. Leder
                                           Title: Co-CEO

                                       SUN CAPITAL PARTNERS, LLC

Date:  November 15, 2001               By: /s/ Marc J. Leder
                                          ------------------------------------
                                           Name:  Marc J. Leder
                                           Title: Co-CEO


                                   Page 16 of 18 Pages

Date: November 15, 2001                     /s/ Marc J. Leder
                                          ------------------------------------
                                            Marc J. Leder


Date: November 15, 2001                     /s/ Rodger R. Krouse
                                          ------------------------------------
                                            Rodger R. Krouse


                                   Page 17 of 18 Pages

                                                                     SCHEDULE A

SUN NORTHLAND, LLC

         Set forth below is the name and business address of each manager of Sun Northland. Each such person is a citizen of the United States of America.

Name                      Title            Address
-----------------------------------------------------------------------------
Marc J. Leder             Co-CEO           5200 Town Center Circle, Suite 470
                                           Boca Raton, Florida 33486

Rodger R. Krouse          Co-CEO           5200 Town Center Circle, Suite 470
                                           Boca Raton, Florida 33486

SUN CAPITAL PARTNERS, LLC

         Set forth below is the name and business address of each manager of Sun Partners LLC. Each such person is a citizen of the United States of America.

Name                      Title            Address
-----------------------------------------------------------------------------
Marc J. Leder             Co-CEO           5200 Town Center Circle, Suite 470
                                           Boca Raton, Florida 33486

Rodger R. Krouse          Co-CEO           5200 Town Center Circle, Suite 470
                                           Boca Raton, Florida 33486

                                     Page 18 of 18 Pages